December 13, 2013

Via EDGAR

Ms. Cecilia Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	United Technologies Corporation
Commission File No. 1-00812
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed on February 7, 2013
Staff Comment Letter Dated December 3, 2013
Request for Extension

Dear Ms. Blye:

As discussed during a teleconference with Mr. Daniel Leslie of your office on December 11, 2013, United Technologies Corporation hereby respectfully confirms that it will provide a response to the referenced Staff Comment Letter dated December 3, 2013 on or before January 15, 2014.  Please do not hesitate to contact me at 860.728.7892 if you have any questions.

Sincerely,

/s/ Peter Graber-Lipperman

Peter Graber-Lipperman
Vice President, Secretary & Associate General Counsel

cc:	Max Webb (Assistant Director - Division of Corporate Finance) Daniel Leslie (Staff Attorney - Division of Corporate Finance)